

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 18, 2015

Bruce N. Alpert
President
The Gabelli Utilities Fund
One Corporate Center
Rye, New York 10580-1422

Re: The Gabelli Utilities Fund, File No. 812-14588

Dear Mr. Alpert:

By Form APP-WD filed with the Securities and Exchange Commission on December 16, 2015, you requested that the above-captioned application, filed on December 11, 2015, under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Mary Kay Frech

Mary Kay Frech
Branch Chief

cc: Dalia O. Blass, Assistant Director
Hae-Sung Lee, Attorney-Adviser
Richard T. Prins, Esq. at Skadden, Arps, Slate, Meagher & Flom LLP
Kenneth E. Burdon, Esq. at Skadden, Arps, Slate, Meagher & Flom LLP